FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of June 2007

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20–F or Form 40–F.

Form 20–F ☑	Form 40–F ☐
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

Half Year Financial Report / Second Quarter 2007

Pfeiffer Vacuum Overview

		Q2 2007	Q2 2006	Change	Q1-Q2 2007	Q1-Q2 2006	Change

Results
Total sales	K €	44,035	42,027	4.8%	90,752	85,689	5.9%
Germany	K €	12,086	10,444	15.7%	25,479	22,594	12.8%
Other countries	K €	31,949	31,583	1.2%	65,273	63,095	3.5%
Operating profit	K €	11,291	10,325	9.4%	23,508	21,020	11.8%
Net income	K €	9,783	6,446	51.8%	17,814	12,992	37.1%
Return on sales	%	22.2	15.3		19.6	15.2
Operating cash flow	K €	11,918	6,135	94.3%	19,072	11,380	67.6%
Capital expenditures	K €	1,573	2,999	(47.5)%	1,924	3,486	(44.8)%
Earnings per share	€	1.09	0.73	49.3%	1.99	1.48	34.5%

Workforce
Workforce (average )		667	684	(2.5)%	671	686	(2.2)%
Germany		505	504	0.2%	504	506	(0.4)%
Other countries		162	180	(10.0)%	167	180	(7.2)%
Sales per employee	K €	66	61	8.2%	135	125	8.0%

		June 30, 2007	December 31, 2006	Change

Balance sheet
Total assets	K €	167,913	168,670	(0.4)%
Cash and cash equivalents	K €	76,835	75,354	2.0%
Number of shares issued		8,970,600	8,970,600	—
Shareholders’ equity	K €	133,145	138,972	(4.2)%
Equity ratio	%	79.3	82.4	—
This half year financial report has been prepared in accordance with International Financial Reporting Standards (IFRS). Throughout this report, all percentages are calculated based on amounts in thousands €.
The half year financial report as of June 30, 2007 is unaudited.

Pfeiffer Vacuum Share Performance
The shares of Pfeiffer Vacuum Technology AG have been traded in New York since July 16, 1996, and in Frankfurt since April 15, 1998.

•	Deutsche Börse, Prime Standard, Frankfurt	Trading Symbol: PFV
•	International Securities Identification Number:	ISIN DE0006916604
•	Reuters Symbol:	PV.DE
•	New York Stock Exchange (NYSE), New York	Trading Symbol: PV
•	International Securities Identification Number:	ISIN US7170671025
•	Number of shares issued:	8,970,600 (including 127,076 treasury
shares)
•	Free-float as of June 30, 2007:	100%
•	Market capitalization as of June 30, 2007:	€ 639.2 million
On the stock exchange in Frankfurt, the Pfeiffer Vacuum share price development was very positive during the first six months of 2007. On January 2, 2007, the shares opened at € 64.89 and closed at € 71.25 on June 29, 2007. This represents an increase by € 6.36 or 9.8%. They reached their low for the period of € 56.72 on February 28, 2007. The high for the period of
€ 78.00 was recorded on April 26, 2007. This was also the highest stock price ever recorded for Pfeiffer Vacuum shares.
The prices of Pfeiffer Vacuum ADRs on the NYSE, which are traded in U.S. dollars, reflect changes in the share price and changes in the exchange rate parity between the euro and the U.S. dollar over the course of the year 2007. On January 3, 2007, the ADRs opened at a price of US$ 88.33 and closed on June 29, 2007, at US$ 96.13. The highest price in the first six months was US$ 103.50 on April 30, 2007 and the low for period of US$ 78.06 was recorded on March 5, 2007.
In June 2007 for the ninth time in a row, Pfeiffer Vacuum paid a dividend to its shareholders. Amounting to
€ 2.50 per share or € 22.1 million in total, the shareholders agreed to a record level dividend. This emphasizes Pfeiffer Vacuum’s position as one of the highest dividend issuers in the TecDAX.

Consolidated Interim Management Report
Following € 85.7 million in the first six months of 2006, Pfeiffer Vacuum increased its sales by € 5.1 million or 5.9% to
€ 90.8 million in the first half year of 2007. Amounting to € 23.5 million and € 17.8 million, operating profit and net income were up significantly by 11.8% or 37.1%, respectively.
Overall Economic Environment and Industry Situation
With 4.9%, the growth rate of world economy in 2007 is expected to decrease slightly from the 2006 rate. This slow down of economic development is mainly due to the weakening economic situation in the U.S. and Asia (excluding Japan). While the U.S. economy grew by 3.3% in 2006, the increase in 2007 will be approximately 2.5%. This rate is equal to development of European economies where the growth rate is flat compared to the year 2006. In Germany, the business development is slightly below the rate in 2006 but still on a comfortable rank within Europe. The Asian region is still growing on a high level of approximately 8.6% which means a slight slow down as compared to 2006. There, especially the Indian and South-Korean business development recorded slight decreases. The Chinese economic growth rate stands stable on a two digit number.
The competitive situation and the competitive pressure in the vacuum industry remained on the previous year’s level. Additionally, the weakness of the U.S. dollar and the Japanese yen make it more and more difficult for European companies to achieve sales in these regions. Nevertheless, due to permanent enhancements and new developments of our products, we were able to increase our business in the first six months of 2007.
Business
Our business operations include the development, manufacture, sale and service of vacuum pumps, vacuum measurement, components and analysis equipment and instruments, as well as vacuum systems.
Sales
Presented below are net sales by segment, by region and by product for the periods ended June 30, 2007 and 2006. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the location that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian

Consolidated Interim Management Report
segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, on the other hand, additionally includes sales generated directly with Asian customers by the German company. Net sales in the U.S. region and the U.S. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled by our American subsidiary.
Sales by Segment (Companies)
Pfeiffer Vacuum’s subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, we identify our operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, we aggregate our European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
Sales by Segment

	Three Months Ended		Six Months Ended
	June 30,		June 30,
K €	2007	2006	2007	2006

Net sales
Germany	22,452	18,110	44,340	37,319
Europe (excluding Germany)	10,565	12,373	23,353	24,922
United States	9,824	10,475	21,042	21,344
Asia	1,194	1,069	2,017	2,104

Total	44,035	42,027	90,752	85,689

In the first six months of 2007, sales only increased in the Germany segment. However, sales here increased significantly by € 7.0 million or 18.8% to € 44.3 million. The closing down of the sales companies in Belgium and the Netherlands and the related start-up of the sales region “Euregio” led to a sales movement from the segment “Europe (excluding Germany)” to “Germany”. Adjusted for these effects, the development in Europe, too, would have been positive. Especially Austria (+€ 1.5 million) and Sweden (+€ 0.5 million) contributed to this. The moderate sales decrease by € 0.3 million in the U.S. was mainly caused by a negative exchange rate effect of € 1.7 million. Expressed in U.S. dollars, sales increased by 1.7 million or 6.5% from 26.3 million to 28.0 million. In the first half year of 2007, sales in the Asian segment of € 2.0 million are slightly below the comparable period in 2006 (€ 2.1 million).
The Germany segment continues to be the segment with the highest share of total sales. Due to the effects discussed before, the percentage increased from 43.5% in the first half of 2006 to 48.9% in 2007. At the same time, the percentage of Europe (excluding Germany) decreased to 25.7% whereas the segments U.S. and Asia with 23.2% and 2.2% roughly stood at the previous year’s levels.

Consolidated Interim Management Report
Sales by Region
To provide additional information, we are also presenting sales by region in the following table. It includes all sales in a given region, regardless of which company in the Pfeiffer Vacuum Group actually generated these sales.
Sales by Region

	Three Months Ended		Six Months Ended
	June 30,		June 30,
K €	2007	2006	2007	2006

Net sales
Europe (excluding Germany)	13,962	12,565	28,385	25,375
Germany	12,086	10,444	25,479	22,594
United States	9,766	10,394	20,892	21,223
Asia	7,877	7,877	15,080	15,551
Rest of world	344	747	916	946

Total	44,035	42,027	90,752	85,689

Analysis of the sales by region shows the positive development in Germany and Europe (excluding Germany). In the first six months of 2007 and in Q2/2007 the growth rates were significantly two-digit. With 12.8% in the first half year of 2007, the sales growth rate in Germany was the highest within the group while sales in Europe (excluding Germany) in the same period of time increased by 11.9%. The weak U.S. dollar is the main reason for the slightly decreasing development in the U.S. because sales expressed in U.S. dollars increased significantly.
Sales by Product
Sales by Product

	Three Months Ended		Six Months Ended
	June 30,		June 30,
K €	2007	2006	2007	2006

Net sales
Turbopumps	19,628	18,509	41,058	38,162
Measurement/analysis equipment	10,959	9,735	21,871	21,605
Backing pumps	6,314	5,675	13,337	11,185
Service	6,226	6,006	12,550	11,861
Systems	757	1,976	1,634	2,607
Other	151	126	302	269

Total	44,035	42,027	90,752	85,689

Consolidated Interim Management Report
The table above shows that the sales increase by € 5.1 million or 5.9% was basically achieved by an expansion in all product groups. Only in the project driven systems business sales decreased from € 2.6 million in the first six months of 2006 to € 1.6 million in 2007. Turbopumps continue to have an overriding importance to us. In the first half year of 2007 sales generated with this product group amounted to € 41.1 million. This represents an increase by € 2.9 million or 7.6% as compared to 2006. Turbopumps generated 45.2% of our total sales (2006: 44.6%). Sales of measurement/analysis equipment increased by € 0.3 million to € 21.9 million by the end of June 2007. Significant sales increases were recorded in backing pumps (+€ 2.2 million or +19.2%) while service sales increased by € 0.7 million.
Order Intake and Order Backlog
Amounting to € 109.9 million, new orders for the first six months of 2007 are on an outstanding level. Compared to the first six months of 2006 (€ 86.8 million), this represents an increase by € 23.1 million or 26.6%. This enjoyable development is not limited to a single product group but can be seen throughout all product areas. The main reason for this increase is the big order received from the systems business. But for turbopumps as well, new orders increased by € 6.2 million to € 44.2 million in 2007. On June 30, 2007, the book-to- bill ratio, the quotient of new orders and sales amounted to 121.1%.
The already mentioned big order also impacts the orders on hand. They increased by € 14.1 million from € 30.6 million on June 30, 2006 to € 44.7 million on June 30, 2007. This gives us enough visibility for the upcoming months of 2007.
Contracts are only recorded as orders when they are based upon binding contracts. The value of orders on hand should not be used to predict future sales and order volumes.
Cost of Sales and Gross Profit
The cost of sales incurred in the six months ended June 30, 2007, totaled € 46.4 million. Following € 43.0 million in the previous year’s period, this represents an increase by € 3.4 million or 7.9%. In the second quarter, cost of sales comparably increased from € 21.5 million to € 23.0 million. The increase during the year and in the quarter is predominantly caused by the higher sales. At the same time, increased purchase prices and the product mix lead to cost of sales rising stronger than sales. Indeed, the gross profit increased from € 42.7 million to € 44.3 million in the first half year of 2007 and from € 20.6 million to € 21.0 million in the second quarter 2007, respectively. Yet, our gross margin (gross profit as percentage of sales) decreased from 49.8% in the first half-year 2006 to 48.8% in the current year’s period.

Consolidated Interim Management Report
Selling and Marketing Expenses
Selling and marketing expenses decreased significantly. They amount to € 10.5 million for the six months ended June 30, 2007, down € 1.0 million or 8.5% from the previous year’s level of € 11.5 million. In 2006 selling and marketing expenses included costs for various marketing measures that did not occur to that extend in 2007. Additionally, the new sales organization “Euregio” led to decreased selling and marketing expenses. Relative to sales, the ratio decreased from 13.4% in the first six months of 2006 to 11.6% in 2007.
General and Administrative Expenses
Totaling € 6.9 million in the first six months of 2007, general and administrative expenses increased by € 0.1 million from the previous year (€ 6.8 million). In the second quarter 2007 and 2006 the general and administrative expenses stood at the same level of € 3.0 million. Relative to sales, the ratio for the first six months 2007 decreased from 7.9% in 2006 to 7.6%.
Research and Development Expenses
Research and development expenses amounted to € 3.4 million in both, the first half-year of 2007 and the first half-year of 2007. As a result of higher sales, however, the expense ratio declined in the same periods from 3.9% in 2006 to 3.8% in 2007. In the second quarter, too, the research and development expenses were flat to the previous year (€ 1.7 million).
Operating Profit
As compared to the prior year the operating profit in the first six months of 2007 rose sharply by € 2.5 million or 11.8% from
€ 21.0 million to € 23.5 million. With € 11.3 million, the Company’s operating profit in the second quarter of 2007 was also up significantly from 2006 (+€ 1.0 million or 9.4%). The EBIT margin, the ratio between operating profit and sales, totaled 25.9% for the first six months of the year 2007, up 1.4 percentage points from prior year.

Consolidated Interim Management Report
Financial Result
Financial result comprises financial expenses, financial income and exchange rate gains or losses. In the first half year of 2007, financial result totaled € 3.9 million, as opposed to € 0.3 million for the comparable period in 2006. Gains on disposals of investment securities amounting to € 2.3 million realized in the second quarter of 2007 are the main reason for the increase in financial result.
Income Taxes
The Company’s effective tax rate was 35.0% for the first six months of 2007 and 39.0% for the first six months of 2006. The effective tax rate for the second quarter 2007 was 32.3% (second quarter 2006: 39.0%).
Net Income
Net income in the six months ended June 30, 2007 totaled € 17.8 million (2006: € 13.0 million). This represents an increase of outstanding € 4.8 million or 37.1%. In the second quarter 2007, net income of € 9.8 million was also up significantly from the prior year period (€ 6.4 million). The after tax return on sales was 19.6% in the first half year of 2007 and, thus, marks international top class results (2006: 15.2%).
Financial Position
The financial position of the Pfeiffer Vacuum Group continues to be characterized by cash and cash equivalents on the assets side of the balance sheet and by shareholders’ equity on the liabilities side. As compared to December 31, 2006, balance sheet total slightly decreased by € 0.8 million to € 167.9 million. On the asset side, the decrease in the balance sheet total was predominantly attributable to the € 5.4 million decrease in investment securities and the increase in inventories and cash and cash equivalents by € 1.6 million and € 1.5 million, respectively. The cash flow statement shows the development of liquid assets.
Total shareholders’ equity decreased by € 5.8 million to € 133.1 million. The main reason is the dividend payment of € 22.1 million in June 2007, which was partly offset by the net income of € 17.8 million for the six months period 2007. Besides, the customer deposits and the income tax liabilities increased by € 4.0 and € 2.2 million, respectively. The equity ratio decreased from 82.4% on December 31, 2006, to 79.3% on June 30, 2007. Our higher-than-average shareholders’ equity continues to enable us to finance our investments and operations without having to resort to bank debt.

Consolidated Interim Management Report
Cash Flow
Further on, we are able to generate required cash from operating activities to fund our day-to-day business and investment projects.
Following a cash flow from operating activities totaling € 11.4 million for the first six months of 2006, this number was significantly increased in 2007 and now stands at € 19.1 million. This is an increase by € 7.7 million which is predominantly attributable to the increased net income. Besides, the development of provisions had a positive effect of € 3.4 million on the cash flow from operating activities.
During the first six months of 2007 there was a cash inflow from investing activities in the amount of € 4.7 million. In the prior year period we recorded net cash used in investing activities totaling € 3.4 million. The main reason for this development was the cash received resulting from the disposal of investment securities (€ 6.5 million). Capital expenditures in 2007 totaled € 1.9 million (2006: € 3.5 million). In 2006, € 1.9 million were spent one-time to purchase factory halls.
The cash used in financing activities during the first half year of 2007 was only impacted by the dividend payment to the Pfeiffer Vacuum Technology AG shareholders amounting to € 22.1 million (2006: € 11.7 million). At the Annual Shareholders’ Meeting on May 31, 2007, a dividend for the year 2006 amounting to € 2.50 per share was resolved. The amount paid to the shareholders totaled € 22,108,810.00. In 2006, besides the dividend payment, the purchase of treasury shares led to an additional cash outflow of € 1.0 million. We also received payments of € 1.0 million in connection with the conversion of convertible bonds in 2006.
Workforce
As of June 30, 2007, the Company employed a workforce of 667 people, 505 of them in Germany and 162 in other countries.
Workforce

	Germany		Other Countries		Total
			June 30,
	2007	2006	2007	2006	2007	2006

Manufacturing and Service	273	272	48	55	321	327
Research and Development	75	74	—	—	75	74
Sales and Marketing	107	100	93	96	200	196
Administration	50	58	21	29	71	87

Total	505	504	162	180	667	684

Mainly due to the more efficient organizational structure in the sales region “Euregio” (North-West Germany, the Benelux countries), the number of employees decreased by 2.5%.

Consolidated Interim Management Report
Risk Report
During the first six months of the 2007 fiscal year, there were no changes in the risks as described in our Annual Report (Geschäftsbericht) and our Annual Report on Form 20-F for the year ended December 31, 2006. Both reports are available on our homepage at www.pfeiffer-vacuum.net.
Major Events in Fiscal 2007
Since the beginning of the 2007 fiscal year, there have not been any significant changes in the Company’s position or the industry environment.
Outlook
According to the latest forecasts, the world economic growth in 2007 is expected to lag slightly behind the 2006 rate. Correspondingly, we expect a growth rate in the vacuum industry paralleling or lagging slightly behind the 2006 development. Given our orders on hand and rising customer demand, we anticipate that our sales in 2007 will again grow faster than the market and will lie within the target corridor of € 195 to € 200 million as announced on this year’s Annual Shareholders’ Meeting. In total, we expect an EBIT margin for 2007 of at least 25%. Nevertheless, we cannot exclude negative impacts – due to the US dollar exchange rate or significant increases in commodity prices – in the next few months.
On July 6, 2007, the German Bundesrat, the upper house of the German parliament, agreed to the corporate tax reform. As there are no interest bearing liabilities within the Pfeiffer Vacuum Group, we expect tax relieves for the German group companies beginning in 2008. However, the deferred tax assets have to be adjusted for the new tax rates already in 2007. Accordingly, impairment losses from the deferred tax assets of approximately € 1.0 to € 1.2 million will have to be recorded in Q3/2007. This will result in a significantly increased effective tax rate for whole fiscal 2007 as compared to the first six months of 2007 (35.0%).

Consolidated Interim Financial Statements
Consolidated Statements of Income (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
K €	2007	2006	2007	2006

Net sales	44,035	42,027	90,752	85,689
Cost of sales	(23,017)	(21,474)	(46,436)	(43,026)
Gross profit	21,018	20,553	44,316	42,663

Selling and marketing expenses	(5,065)	(5,491)	(10,483)	(11,459)
General and administrative expenses	(2,960)	(3,000)	(6,905)	(6,805)
Research and development expenses	(1,702)	(1,737)	(3,420)	(3,379)
Operating profit	11,291	10,325	23,508	21,020

Financial expense	(10)	(2)	(13)	(74)
Financial income	3,011	371	3,716	752
Foreign exchange gain (loss)	168	(126)	203	(399)

Income before income taxes	14,460	10,568	27,414	21,299

Income taxes	(4,677)	(4,122)	(9,600)	(8,307)

Net income	9,783	6,446	17,814	12,992

Thereof attributable to:
Pfeiffer Vacuum Technology AG shareholders	9,648	6,379	17,641	12,880
Minority interests	135	67	173	112

Earnings per ordinary share and ADR (in €):
Basic	1.09	0.73	1.99	1.48
Diluted	1.09	0.73	1.99	1.48
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Balance Sheets (unaudited)

	June 30,	December 31,
K €	2007	2006

ASSETS
Intangible assets	274	319
Property, plant and equipment	23,197	22,901
Investment properties	1,802	1,838
Investment securities	12,140	17,535
Prepaid pension cost	145	145
Deferred tax assets	5,639	5,585
Other non-current assets	1,829	1,822
Total non-current assets	45,026	50,145

Inventories	17,136	15,520
Trade accounts receivable	23,693	23,934
Other accounts receivable	2,565	1,801
Prepaid expenses	1,251	449
Investment securities	1,000	1,000
Other current assets	407	467
Cash and cash equivalents	76,835	75,354
Total current assets	122,887	118,525

Total assets	167,913	168,670

SHAREHOLDERS’ EQUITY AND LIABILITIES
Equity
Share capital	22,965	22,965
Additional paid-in capital	13,305	13,305
Retained earnings	99,801	104,269
Other equity components	(9)	1,520
Treasury shares	(3,722)	(3,722)
Equity of Pfeiffer Vacuum Technology AG shareholders	132,340	138,337
Minority interests	805	635
Total equity	133,145	138,972

Deferred tax liabilities	322	308
Provisions for pensions	4,214	3,859
Total non-current liabilities	4,536	4,167

Trade accounts payable	4,065	4,428
Other accounts payable	1,744	2,571
Provisions	13,235	13,564
Income tax liabilities	5,626	3,420
Customer deposits	5,562	1,548
Total current liabilities	30,232	25,531

Total shareholders’ equity and liabilities	167,913	168,670
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Shareholders’ Equity (unaudited)

	Equity of Pfeiffer Vacuum Technology AG Shareholders
		Additional
		Paid-in	Retained	Other Equity	Treasury		Minority
K €	Share Capital	Capital	Earnings	Components	Shares	Total	Interests	Total Equity

Balance on January 1, 2006	22,504	5,819	86,377	(833)	(2.438)	111,429	569	111,998
Currency changes	—	—	—	(1,074)	—	(1,074)	(27)	(1,101)
Net results from cash flow hedges	—	—	—	233	—	233	—	233
Earnings recorded directly in equity	—	—	—	(841)	—	(841)	(27)	(868)
Net income	—	—	12,880	—	—	12,880	112	12,992
Total earnings or the period	—	—	12,880	(841)	—	12,039	85	12,124
Employee participation program	—	232	—	—	—	232	—	232
Dividend payment	—	—	(11,732)	—	—	(11,732)	—	(11,732)
Share buyback	—	—	—	—	(1,035)	(1,035)	—	(1,035)
Conversion of convertible bonds	120	1,896	—	—	—	2,016	—	2,016
Balance on June 30, 2006	22,624	7,947	87,525	(1,674)	(3,473)	112,949	654	113,603

Balance on January 1, 2007	22,965	13,305	104,269	1,520	(3,722)	138,337	635	138,972
Currency changes	—	—	—	(353)	—	(353)	(3)	(356)
Net results from cash flow hedges	—	—	—	(80)	—	(80)	—	(80)
Revaluation available-for-sale securities	—	—	—	(1,096)	—	(1,096)	—	(1,096)
Earnings recorded directly in equity	—	—	—	(1,529)	—	(1,529)	(3)	(1,532)
Net income	—	—	17,641	—	—	17,641	173	17,814
Total earnings for the period	—	—	17,641	(1,529)	—	16,112	170	16,282
Dividend payment	—	—	(22,109)	—	—	(22,109)		(22,109)
Balance on June 30, 2007	22,965	13,305	99,801	(9)	(3,722)	132,340	805	133,145

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Cash Flows (unaudited)

	Six months ended June 30,
K €	2007	2006

Cash flow from operating activities:
Net income	17,814	12.992
Depreciation and amortization	1,576	1,552
Gain on disposal of assets	(2,216)	(6)
Other non-cash income and expenses	695	385
Effects of changes in assets and liabilities:
Inventories	(2,165)	(2,861)
Receivables and other assets	(1,786)	(1,717)
Provisions including pension and income tax liabilities	2,302	(1,132)
Payables, other liabilities	2,852	2,167
Net cash provided by operating activities	19,072	11,380

Cash flow from investing activities:
Proceeds from disposals of fixed assets	84	55
Capital expenditures	(1,924)	(3,486)
Proceeds from disposals of investment securities	6,544	—
Net cash provided by (used in) investing activities	4,704	(3,431)

Cash flow from financing activities:
Dividend payment	(22,109)	(11,732)
Conversion of convertible bonds	—	1,037
Purchase of treasury stock	—	(1,035)
Net cash used in financing activities	(22,109)	(11,730)

Effects of foreign exchange rate changes on cash and cash equivalents	(186)	(524)

Net increase (decrease) in cash and cash equivalents	1,481	(4,305)

Cash and cash equivalents at beginning of period	75,354	61,651

Cash and cash equivalents at end of period	76,835	57,346
See accompanying notes to the interim financial statements.

Notes to the Interim Financial Statements (unaudited)
1. The Company and Basis of Presentation
The parent company within the Pfeiffer Vacuum Group (“the Company” or “Pfeiffer Vacuum”) is Pfeiffer Vacuum Technology AG, domiciled at Berliner Strasse 43, 35614 Asslar, Germany. Pfeiffer Vacuum Technology AG is a stock corporation organized under German law and recorded in the Register of Companies at the Local Court of Wetzlar under Number HRB 44. The Company is listed on the Deutsche Börse Stock Exchange in Frankfurt am Main, Germany, where it is included in the TecDAX index. Additionally, the Company’s American Depositary Receipts (ADRs) are traded on the New York Stock Exchange (NYSE) in the United States.
Pfeiffer Vacuum is one of the leading full-line vacuum technology manufacturers, offering custom solutions for a wide range of needs in connection with the generation, control and measurement of vacuum. The products developed and manufactured at the Company’s production facility in Asslar, Germany, include turbopumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as custom vacuum systems and components.
Pfeiffer Vacuum markets and distributes its products through its own network of sales companies and independent marketing agents. Moreover, there are service support centers in all major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union (EU). This includes the International Accounting Standards (IAS), which continue to retain their validity, and the interpretations of the Standing Interpretations Committee (SIC).
Pfeiffer Vacuum prepares its Consolidated Interim Report (“Interim Report”) in euros (€). Unless otherwise indicated, the presentation is in thousands of euros (K €).
2. Accounting and Valuation Methods
In preparing this interim report as of June 30, 2007, IAS 34 “Interim Financial Reporting” was applied. In doing so, the same accounting and valuation methods as in the Consolidated Financial Statements for the fiscal year ended December 31, 2006 were used. Please refer to the detailed description of these methods in the Notes to the Consolidated Financial Statements 2006, which are available in the internet at www.pfeiffer-vacuum.net.

Notes to the Interim Financial Statements (unaudited)
In 2007 there were no changes in the consolidated companies. Nor are there any investments in jointly controlled entities or investments in associated companies or investments in companies controlled pursuant to the rules of SIC 12 “Special Purpose Entities.”
3. Property, Plant and Equipment
Property, plant and equipment comprise the following:
Property, Plant and Equipment

	June 30,	December 31,
K €	2007	2006

Land and buildings	15,088	15,560
Technical equipment and machinery	3,788	3,085
Other equipment, factory and office equipment	3,351	3,469
Construction in progress	970	787
Total property, plant and equipment	23,197	22,901
4. Investment Securities
The Company holds fixed-income securities in the total amount of € 6.0 million which are classified as held-to-maturity and therefore carried at amortized cost. Fixed-income securities in the amount of € 1.0 million are shown as current assets due to the maturity in 2007. The portfolio of equity securities is categorized as available-for-sale with changes in fair value being recorded directly in equity. In 2007, the fair value decreased by € 5.4 million to € 7.1 million because a part of the holdings was sold. The gains on disposals amounted to € 2.3 million and are shown in the financial income line.
5. Inventories
Inventories consist of the following:
Inventories

	June 30,	December 31,
K €	2007	2006

Raw materials	6,724	6,132
Work-in-process	5,053	4,590
Finished products	8,960	8,116
Reserves	(3,601)	(3,318)
Total inventories	17,136	15,520
The Company’s positive order situation connected with a high plant utilization led to increased inventories.

Notes to the Interim Financial Statements (unaudited)
6. Paid Dividends
At the Annual Shareholders’ Meeting on May 31, 2007, the shareholders resolved a dividend of € 2.50 per share. Thus, a total of € 22,108,810.00 was paid to the shareholders.
7. Other Equity Components
The other equity components which do not impact the income statement, developed as follows:
Other Equity Components

		Foreign
	Unrealized	Currency	Revaluation of
	Gains/Losses	Translation	Available-for-
K €	on Hedges	Adjustments	Sale Securities	Total

Balance on January 1, 2006	(196)	(637)	—	(833)
Changes in fair value of cash flow hedges (net of tax)	233	—	—	233
Changes in foreign currency translation	—	(1,074)	—	(1,074)
Balance on June 30, 2006	37	(1,711)	—	(1,674)

Balance on January 1, 2007	259	(2.224)	3.485	1.520
Changes in fair value of cash flow hedges (net of tax)	(80)	—	—	(80)
Changes in foreign currency translation	—	(353)	—	(353)
Revaluation of securities classified as available-for-sale (net of tax)	—	—	(1,096)	(1,096)
Balance on June 30, 2007	179	(2,577)	2,389	(9)
8. Treasury Shares
At the Annual Shareholders’ Meeting on May 31, 2007, the shareholders authorized Pfeiffer Vacuum to acquire treasury shares of the Company pursuant to § 71, Sub-para. 1, No. 8, German Stock Corporation Act. The Company is authorized to acquire treasury shares representing up to € 2,296,473.60 of the capital stock (897,060 shares equal to 10% of capital stock at time of resolution) through November 28, 2008. On June 30, 2007, treasury shares totaling approximately € 3.7 million were repurchased and consist of 127,076 ordinary shares valued at cost and repurchased within the scope previous authorizations.

Notes to the Interim Financial Statements (unaudited)
9. Pension Benefits and Similar Obligations
Pension expense for all plans included the following components:
Pension Expense for All Plans

	Three months ended		Six months ended
	June 30,		June 30,
K €	2007	2006	2007	2006

Service cost	211	295	423	591
Interest cost	574	559	1,149	1,120
Expected return on assets	(520)	(477)	(1,041)	(955)
Net pension cost	265	377	531	756
10. Warranty
Warranty provisions developed as follows:
Warranty Provisions

	Six months ended
	June 30,
K €	2007	2006

Balance on January 1	1,929	2,887
Currency changes	(14)	(50)
Additions	233	553
Utilization	(95)	(262)
Releases	(67)	(300)
Balance on June 30	1,986	2,828
11. Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR:
Earnings * per Ordinary and Diluted Share and ADR

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Net income (in thousands €)	9,648	6,379	17,641	12,880

Weighted-average number of shares	8,843,524	8,698,203	8,843,524	8,694,363

Number of conversion rights	—	30,052	—	26,706
Adjusted weighted average number of shares	8,843,524	8,728,255	8,843,524	8,721,069

Earnings per share and ADR (in €):
Basic	1.09	0.73	1.99	1.48
Diluted	1.09	0.73	1.99	1.48
* Attributable to Pfeiffer Vacuum Technology AG shareholders

Notes to the Interim Financial Statements (unaudited)
12. Segment Information
Segment Reporting as of June 30, 2007

		Europe
		(excluding		Rest of	Others/
K €	Germany	Germany)	US	World	Eliminations	Total

Net sales	75,994	23,401	21,074	2,823	(32,540)	90,752
Third party	44,340	23,353	21,042	2,017	—	90,752
Intercompany	31,654	48	32	806	(32,540)	—
Operating profit	19,877	1,414	1,616	754	(153)	23,508
Financial income	—	—	—	—	3,906	3,906
Income before income taxes	19,877	1,414	1,616	754	3,753	27,414
Segment assets	129,414	20,379	14,348	3,772	—	167,913
Segment liabilities	26,478	5,905	1,718	667	—	34,768
Capital expenditures:
Property, plant and equipment	1,608	154	24	62	—	1,848
Intangible assets	71	5	—	—	—	76
Depreciation*	1,285	119	30	21	—	1,455
Amortization	115	6	—	—	—	121
Segment Reporting as of June 30, 2006

		Europe
		(excluding		Rest of	Others/
K €	Germany	Germany)	US	World	Eliminations	Total

Net sales	69,096	25,209	21,385	2,597	(32,598)	85,689
Third party	37,319	24,922	21,344	2,104	—	85,689
Intercompany	31,777	287	41	493	(32,598)	—
Operating profit	17,643	1,713	1,242	500	(78)	21,020
Financial income	—	—	—	—	279	279
Income before income taxes	17,643	1,713	1,242	500	201	21,299
Segment assets	94,796	19,934	23,512	3,258	—	141,500
Segment liabilities	19,878	5,836	1,629	554	—	27,897
Capital expenditures:
Property, plant and equipment	3,113	98	103	4	—	3,318
Intangible assets	162	6	—	—	—	168
Depreciation*	1,229	141	47	31	—	1,448
Amortization	93	11	—	—	—	104
* Including investment properties

Notes to the Interim Financial Statements (unaudited)
13. Income Tax Expense
Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate was 35.0% for the first six months of 2007 and 39.0% for the first six months of 2006. The effective tax rate for the second quarter 2007 was 32.3% (2006: 39.0%).
14. Management Board
In its meeting on March 26, 2007, the Supervisory Board of Pfeiffer Vacuum Technology AG appointed Dr. Matthias Wiemer as new Management Board member for the Company with effect from April 1, 2007.
After serving as chief executive officer for a long and successful time, Wolfgang Dondorf stepped down from the Management Board at his own request, effective June 30, 2007. The Supervisory Board appointed Manfred Bender as new chief executive officer.
15. Independent Auditor
At the Annual Shareholders’ Meeting on May 31, 2007, the Supervisory Board proposed and the Shareholders elected Ernst & Young AG, Wirtschaftsprüfungsgesellschaft/Steuerberatungsgesellschaft, Eschborn, Germany, as the independent auditor of both the accounts of the Company and the consolidated accounts for the 2007 fiscal year.
16. Major Related Party Transactions
Besides the transactions with the subsidiaries that are eliminated during the consolidation process and the regular compensation of Management Board members, no material transactions with related parties occurred in the first half year of 2007.

Certification of the Legal Representatives
We hereby certify that, to the best of our knowledge and in keeping with the principles of due group interim reporting, the consolidated interim financial statements provide a true and fair view of the Group’s net worth, financial position and results of operations, that the consolidated interim management report presents the course of business, including the results of operations and the group’s position, such as to provide a true and fair view and that the major opportunities and risks relating to the anticipated development of the group in the remaining financial year are described.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
August 6, 2007
PFEIFFER VACUUM TECHNOLOGY AG
By: /s/ Manfred Bender

Manfred Bender
Chief Executive Officer
By: /s/ Dr. Matthias Wiemer

Dr. Matthias Wiemer
Member of the Management Board

Additional Information
Financial Calendar 2007
•	3rd Quarter 2007 (9-Months) Results Tuesday, November 6, 2007
Contacts
Investor Relations
Gudrun Geissler
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-314
Fax:     +49 (0) 6441 802-365
mailto:Gudrun.Geissler@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net
Public Relations
Sabine Trylat
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-169
Fax:     +49 (0) 6441 802-883
mailto:Sabine.Trylat@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net